UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No.    )*

Under the Securities Exchange Act of 1934

FS CREDIT INCOME FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

30300R 203

(CUSIP Number)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, NY 10022

(212) 847-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS GTAM TS Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 397,873
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 397,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,873
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.87%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 30300R 203

1	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 397,873
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 397,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,873
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.87%
14	TYPE OF REPORTING PERSON HC, IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), of FS Credit Income Fund (the “Fund”), a Delaware statutory trust registered as a closed-end management investment company under the Investment Company Act of 1940 (the “1940 Act”), with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) GTAM TS Investment LLC, a Delaware limited liability company (the “LLC”), with respect to securities of the Fund held by it; and

(ii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”), the manager of the LLC.

The LLC and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.

(c) The principal business of the LLC is to hold portfolio securities. Mr. Tananbaum serves as the managing member of the LLC. As the managing member of the LLC, Mr. Tananbaum may be deemed to have voting and investment power over the securities of the Issuer directly held by the LLC.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

(i) LLC – Delaware;

(ii) Mr. Tananbaum – United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate cash consideration paid by the Reporting Persons for securities of the Issuer was approximately $4,973,413.50. Such cash consideration was paid with the personal funds of certain members of the LLC.

Item 4.	Purpose of Transaction.

The Reporting Persons made this investment (the “Investment”) in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as an affiliate of the Fund’s investment sub-adviser, to demonstrate the alignment of its interests with those of Fund shareholders. Additionally, the Investment was made pursuant to an agreement with Franklin Square Holdings, LP (“FSH”), the ultimate parent company of the Fund’s investment adviser, whereby each of FSH (and its affiliates) and GoldenTree Asset Management LP (“GTAM”), the ultimate parent company of the Fund’s investment sub-adviser (and its affiliates) agreed to invest $20,000,000 in the Fund (collectively, the “Seed Investment”). This agreement was made in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and to demonstrate the alignment of the Fund’s investment advisers’ interests with those of Fund shareholders.

The Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 1,600,000 Shares outstanding as of November 1, 2017.

(c)    Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

FSH and GTAM have agreed that neither they nor their affiliates will tender any of the Shares purchased in the Seed Investment (which includes the Investment) for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.	Each of FSH and GTAM (and their affiliates) may collectively tender up to $5,000,000 of the Shares purchased in the Seed Investment in a Fund repurchase offer on or after November 1, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering (excluding proceeds received from the Seed Investment), whichever is earlier;

2.	Each of FSH and GTAM (and their affiliates) may tender any of the Shares purchased in the Seed Investment in a Fund repurchase offer on or after November 1, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering (excluding proceeds received from the Seed Investment), whichever is earlier; and

3.	Notwithstanding the foregoing, FSH and GTAM (together with their affiliates) each will maintain a minimum investment of $1,000,000 in Shares at all times.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2017

GTAM TS INVESTMENT LLC

By:	/s/ Steven A. Tananbaum
	Name:	Steven A. Tananbaum
	Title:	Managing Member

/s/ Steven A. Tananbaum
Steven A. Tananbaum